UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALADDIN INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

010722106

(CUSIP Number)

Cheng Quinn Hua

Unit 907, 9/F, ICBC Tower

3 Garden Road, Central, Hong Kong

Tel: 852 3975 0600

Fax: 852 3975 0610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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June 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 010722106	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Billion Rewards Development Limited; Tax ID No. None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,270,512
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 6,270,512
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,270,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.3%[1]
14	TYPE OF REPORTING PERSON CO

1

Such percentage is based upon (i) 4,548,435 shares of Issuer's common stock, par value $0.001 per share, issued and outstanding on April 30, 2017 as reported in registrant's Quarterly Report on Form 10-Q, filed May 9, 2017 with the Securities and Exchange Commission plus (ii) 2,631,764 shares of Issuer's common stock acquired by Reporting Persons on June 3, 2017, as described in this Amendment No. 1 to Schedule 13D.

CUSIP No. 010722106	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Shi Jianxiang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,270,512
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 6,270,512
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,270,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.3%[2]
14	TYPE OF REPORTING PERSON IN

2

Such percentage is based upon (i) 4,548,435 shares of Issuer's common stock, par value $0.001 per share, issued and outstanding on April 30, 2017 as reported in registrant's Quarterly Report on Form 10-Q, filed May 9, 2017 with the Securities and Exchange Commission plus (ii) 2,631,764 shares of Issuer's common stock acquired by Reporting Persons on June 3, 2017, as described in this Amendment No. 1 to Schedule 13D.

CUSIP No. 010722106	13D	Page 4 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed jointly on behalf of Billion Rewards Development Limited ("Billion Rewards"), and Shi Jianxiang, sole director and sole shareholder of Billion Rewards (collectively, the "Reporting Persons" and each individually a "Reporting Person"), as an amendment to that certain Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on behalf of the Reporting Persons on October 1, 2015 (collectively, the "Schedule 13D").

Item 1.

Security and Issuer.

The class of equity securities to which this Amendment No. 1 relates is the common stock, par value $0.001 per share (the "Common Stock"), of Aladdin International, Inc. a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is Unit 907, 9/F, ICBC Tower, 3 Garden Road, Central, Hong Kong.

Item 2.

Identity and Background.

(a)

This Statement is jointly filed by Billion Rewards Development Limited and Mr. Shi Jianxiang. Billion Rewards is a company incorporated under the laws of the British Virgin Islands.

(b)

The business address of each Reporting Person is 3rd Floor, J & C Building, P.O. Box 933, Road Town, Tortola, British Virgin Islands VG1110.

(c)

Mr. Shi Jianxiang is the sole shareholder, sole director and sole officer of Billion Rewards.

(d)

During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws

(f)

Mr. Shi Jianxiang is a citizen of the Hong Kong Special Administrative Region.

Although this filing is being made jointly by the Reporting Persons, each of the Reporting Persons expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, or otherwise.

Item 3.

Source and Amount of Funds or Other Consideration.

On June 3, 2017, Billion Rewards and Issuer entered in that certain Debt Conversion Agreement (the "Agreement") pursuant to which Billion Rewards converted certain outstanding promissory notes (the "Notes") in the aggregate principal amount of $343,840 into shares of Issuer's Common Stock. The conversion price of the Notes was $0.131 per share. In accordance with the terms of the Agreement, the Notes were converted into 2,631,764 shares of Common Stock and the Notes were cancelled. As a result of such conversion and issuance of Common Stock, Issuer's issued and outstanding Common Stock totaled 7,180,199 shares as of close of business on June 3, 2017.  The Reporting Persons beneficially own 6,270,512 shares of Common Stock (the "Shares"), which represents 87.3% of the total outstanding shares of the Company’s Common Stock as of the date of the transaction reported herein.

CUSIP No. 010722106	13D	Page 5 of 7 Pages

Item 4.

Purpose of Transaction.

The information set forth in Item 3 above is incorporated herein by reference. The securities of Issuer that are the subject of this filing were purchased for the purpose of investing in the Issuer.

The Reporting Persons reserve the right, consistent with applicable law, to acquire and/or to dispose of securities of the Issuer, or may continue to hold their securities, or to formulate other purposes, plans or proposals regarding securities of Issuer, in each case in light of each Reporting Person’s continued evaluation of Issuer, market conditions, and other factors deemed relevant by each Reporting Person.

Except as set forth herein, Reporting Persons have no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Company.

Items 5(a), (b) and (c) are amended and restated as follows.

(a)

Each Reporting Person has sole voting and sole dispositive power with respect to the Shares. Shi Jianxiang is the sole shareholder, director and officer of Billion Rewards with sole voting and dispositive power over all Shares.

(b)

Each Reporting Person may be deemed to beneficially own all Shares. Billion Rewards directly owns the Shares. Shi Jianxiang indirectly beneficially owns the Shares by virtue of being the sole shareholder of Billion Rewards. However, Mr. Shi disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest, if any, therein.

(c)

Other than the transaction reported in this Amendment No. 1, the Reporting Persons have not effected any transactions in the class of securities reported herein during the past sixty days.

(d)

To the knowledge of each of the Reporting Persons, no person other than each Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the Shares.

(e)

Not applicable.

CUSIP No. 010722106	13D	Page 6 of 7 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Other than as disclosed in Items 3, 4 and 5, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits to the Schedule 13D:

Exhibit 99.1	Debt Conversion Agreement, dated June 3, 2017, by and between Billion Rewards Development Ltd. and Issuer.

CUSIP No. 010722106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 28, 2017	/s/ Shi Jianxiang
Shi Jianxiang

Billion Rewards Development Ltd.

Date: June 28, 2017	By:	/s/ Shi Jianxiang
Shi Jianxiang
Director